FLUX  TECHNOLOGIES,  CORP.

21 Komorowo Street, Suite 2

Wolsztyn Poland 64-200

Tel: 48-717106868

fluxtechcorp@gmail.com

May 11, 2012

United States

Securities and Exchange Commission

Washington, DC 20549

To the Attention of:  Mr. Matthew Crispino and Mr. Mark P. Shuman

Re: Flux Technologies, Corp.

Registration Statement on Form S-1,

Filed on April 6, 2012

Filing No. 333-180624

Dear Mr. Matthew Crispino and Mr. Mark P. Shuman:

Further to your letter dated May 4, 2012, concerning the deficiencies in Registration Statement on Form S-1 filed on April 6, 2012, we provide the following responses:

General:

1. SEC Comment: Since you appear to qualify as an “emerging growth company”, as defined in the Jumpstart Our Business Startup Act (“the Act”), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

- Describe how and when a company may lose emerging growth company status;

- A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Act of 1934; and

- Your election under Section 107(b) of the Act:

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b) (1) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

You may disclose the extent to which you would exempt in any event as a result of your status as a Smaller Reporting Company.

Response: In response to this comment the company revised its prospectus as requested:

WE ARE AN “EMERGING GROWTH COMPANY”, AND ANY DECISION ON OUR PART TO COMPLY WITH CERTAIN REDUCED DISCLOSURE REQUIREMENTS APPLICABLE TO EMERGING GROWTH COMPANIES COULD MAKE OUR COMMON STOCK LESS ATTARCTIVE TO INVESTORS.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act enacted in April 2012, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although, if the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30 of any year before the end of that five-year period, we would cease to be an “emerging growth company” as of the following December 31. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under Section 107(b) of the Jumpstart Our Business Startups Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail our self of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

2. SEC Comment: Given your nominal assets and lack of operations, please provide us with an analysis as to whether you are a shell company, as defined in Rule 405 under the Securities Act of 1933. Please address each part of the definition in your analysis.

Response: In response to this comment the company referred to Rule 405 of Regulation C under the Securities Act of 1933. Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

The Registrant does not believe that it is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Specifically, the Registrant does not believe that it can be classified as a company having “no or nominal operations”.  From inception, the Registrant’s management has devoted a significant amount of time to form the company, to develop its business plan, to research the 3D animation market and look for potential customers. On February 17, 2012 the Registrant executed a professional services agreement with Paliwa Spólka z o. o. to provide 3D animation services. On May 1, 2012 the first revenue of $2,450 was recognized pursuant to the signed service agreement.  To date, the following work was commenced pursuant to the service agreement:

-  Paliwa Spolka z.o.o.’s project requirements along with necessary documents and preferences were determined;

- A preliminary study of the building design concepts was conducted;

- Illustrations and other materials to show the suggested interior and exterior design options and AutoCAD layouts were prepared;

- First draft of beta architectural 3D still images and renderings was sent to customer for approval and checking;

Currently, further work is being done to fully commence the work pursuant to the signed service agreement.

The Registrant does not believe that the above-mentioned activities it has undertaken in the furtherance of its planned business can be classified as having “no or nominal operations”.

3. SEC Comment: Given the size of your offering relative to the number of shares presently outstanding held by non-affiliates, the nature of the offering, and the length of the time for which the selling shareholders have held the securities, we are concerned that this transaction could be a primarily offering of your shares to the public, which the selling shareholders acting as a conduit in a distribution to the public and, therefore, acting as “underwriters” within the meaning of Section 2(a)(11) of Securities Act. Please provide us a detailed analysis of whether the proposed offering is a primary offering on your behalf and thus should be appropriately characterized as a transaction eligible to be made under Rule 415(a)(1) (i) of Regulation C. We may have further comments after reviewing your response. Please refer to Question 612.09 of our Compliance and Disclosure Interpretations for Securities Act Rules, which can be found on our website.

Response:  In response to this comment the company respectfully submits that the resale offerings of shares of its common stock included in the Registration Statement are appropriately characterized as transactions eligible to be made under Rule 415(a)(1)(i) of Regulation C, and are not primary offerings of the shares to the public.

Rule 415(a)(1)(i) provides that “[s]ecurities may be registered for an offering to be made on a continuous or delayed basis in the future, [p]rovided, [t]hat . . . [t]he registration statement pertains only to . . . [s]ecurities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” The shares of the company’s common stock included in the Registration Statement are being offered or sold solely by shareholders of the company, not by the company, a subsidiary of the company, or a person of which the company is a subsidiary. Moreover, the company will receive none of the proceeds from the sale of any such shares of common stock.

In addition to the question of who receives the proceeds of an offering, the consideration of “how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer” is required. Securities Act Rule CDI Question 612.09. The company respectfully submits that analysis of these and other factors confirms that the resale offerings of shares of its common stock constitute genuine secondary offerings and not primary offerings, for the following reasons:

Circumstances Under Which the Selling Shareholders Received the Shares. All of the outstanding shares of common stock included in the Registration Statement were purchased from the company for cash in the private placements. Each of the investors in the private placement represented at the time of purchase that the investor was acquiring the outstanding shares included in the Registration Statement for investment purposes and not with a view to distribution in violation of the Securities Act. The fact that the shares were acquired for full consideration and the selling shareholders will have borne the investment risk associated with such securities for a substantial period of time, is consistent with the investors’ representations to the company and the company’s view that the resale offerings of shares of its common stock constitute genuine secondary offerings.

Relationship of the Selling Shareholders to the Issuer. The company has no commitment, agreement, arrangement or understanding with any selling shareholder regarding a distribution of the shares of common stock included in the Registration Statement, and those selling shareholders who sell shares pursuant thereto will do so without collecting a fee, commission or other payment from the company. In addition, none of the selling shareholders’ acquisitions of the outstanding shares covered by the Registration Statement were conditioned on the selling shareholders’ assured ability to resell the underlying shares. Rather, each selling shareholder made an irrevocable commitment at the time of investment to acquire the shares of common stock, and so acquired the securities for their own account. Accordingly, the selling shareholders have solely borne the risk associated with their investment in the common stock issued by the company. These facts illustrate that the resale offerings are secondary in nature.

Length of Time the Selling Shareholders Have Held the Shares. As of May 11, 2012, all of the outstanding shares sold pursuant to the Registration Statement will have been held by the selling shareholders for more than 4 months since the original purchase of such shares from the company, placing the full risk of investing in such shares on the investors over a quite substantial period of time.

Amount of Shares Involved. The company does not believe that the amount of common stock being registered alone warrants recharacterizing valid secondary offerings as primary offerings. The amount of shares being offered is only one of several factors to be considered in evaluating whether, under “all the circumstances,” a purported secondary offering is instead a primary offering. Securities Act Rules CDI Question 612.09. Other facts discussed in this letter, such as various investors’ represented investment intent, circumstances under which the selling shareholders received the shares, the selling shareholders’ holding periods, and the relationship of the selling shareholders to the company, support the appropriate characterization of the offerings as secondary in nature.

Whether Sellers are in the Business of Underwriting Securities.  The company disclosed on page 12 of the Registration Statement  information regarding the selling shareholders, where none of the selling shareholders  1) has had a material relationship with us other than as a shareholder at any time within the past three years; 2) has ever been one of our officers or directors; 3) is a broker-dealer; or a broker-dealer's affiliate. All selling shareholders have advised the company that they purchased the relevant shares of common stock in the ordinary course of business or for investment purposes and not with intent to distribute such shares in violation of the Securities Act.

Whether Under All the Circumstances It Appears That the Sellers Are Acting as a Conduit for the Issuer. The company respectfully submits that the selling shareholders should in no manner be deemed to be acting as its conduit in a distribution of common stock. The company has no commitment, agreement, arrangement or understanding with any selling shareholder regarding a distribution of shares of common stock included in the Registration Statement, nor will the company receive any proceeds from the resale of such shares. To the knowledge of the company, none of the selling shareholders has any agreement or understanding as to the sale of any shares of common stock included in the Registration Statement, nor, to the knowledge of the Company, do such shareholders have an obligation to sell such shares. As of May 11, 2012, all of such shares will have been acquired from the company more than 4 months ago. All of the outstanding shares included in the Registration Statement were purchased for full consideration, unconditionally and irrevocably, at the time of their issuance, placing the full risk of investing in such shares on the investors over a substantial period of time. The company respectfully submits that given the totality of these facts, the selling shareholders are not acting as conduits for the company and therefore the resale offerings of shares of the company’s common stock constitute genuine secondary offerings and not primary offerings.

Registration Statement Cover Page

4. SEC Comment:  Please move the date of the prospectus to the prospectus cover page. Refer to Item 501(b)(9) of Regulation S-K.

Response:  In response to this comment the company moved the date of the prospectus to the prospectus cover page.

Summary, page 5

5. SEC Comment: The current status of your business is unclear from your disclosure in this section and in the plan of Operations section. On the one hand, you state that you operate a three-dimensional computer animation business in Poland and that you may expand your services to Europe and North America. On the other, you indicate that you are a development stage company with no revenue and minimal assets, and that you do not set up an office in Poland or acquire the necessary equipment to begin your operations until 2013. Please revise your disclosure throughout your prospectus to clarify the current status of your business. Please discuss in detail the business activities that you have undertaken to date, including the activities undertaken to secure the service agreement with Paliwa Spolka z. o.o. Also, clarify when you expect to begin work in connection with the agreement, when you anticipate receiving payment (we note that half of the agreed-upon fee is paid as a deposit) and when you expect to complete the project.

Response:  In response to this comment the company revised its disclosure throughout the prospectus to clarify the current status of our business. Please refer to pages 5 and 23 of the prospectus:

Page 5:

“Flux Technologies, Corp. was found in the State of Nevada on December 15, 2011. We are a Poland based corporation and operate a three-dimensional (3D) computer animation business in Poland.  To date, our business operations have been limited to primarily, the development of a business plan, the completion of private placements for the offer and sale of our common stock, discussing the offers of 3D animation services with potential customers, and the signing of the service agreement with Paliwa Spólka z o. o., a private Polish company. The value of an executed agreement is $4,900. On May 1, 2012 the first revenue of $2,450 was recognized pursuant to the signed service agreement.

We are a development stage company and cannot state with certainty whether we will achieve profitability. We have minimal revenues and assets and have incurred losses since inception. We plan to expand our services to European and North American markets in the future if we have the available resources and growth to warrant it.”

Page 23:

“Following the date of this registration statement, our business plan for the next 12 months is as follows:

April-August, 2012: Negotiate service agreements with potential customers.

Initially, our sole officer and director, Ms. Antaniuk, will look for potential customers. On February 17, 2012 we signed a service agreement with Paliwa Spólka z o. o., a private Polish company. During April-August, 2012 we plan to contact and start negotiations with other potential customers in Poland through our officer and sole director, Iryna Antaniuk’s network of friends and business associates in Poland.  We will negotiate terms and conditions of collaboration. We will continue to search for new potential customers during the life of our operations. As of May 11, 2012 Paliwa Spólka z o. o. is the only Polish company with which we have signed service agreement.

Even though the negotiation of additional agreements with customers will be ongoing during the life of our operations, we cannot guarantee that we will be able to find successful agreements, in which case our business may fail and we will have to cease our operations.

Even if we are able to obtain sufficient number of service agreements at the end of the twelve month period, there is no guarantee that we will be able to attract and more importantly retain enough customers to justify our expenditures. If we are unable to generate a significant amount of revenue and to successfully protect ourselves against those risks, then it would materially affect our financial condition and our business could be harmed.

We are not raising any money in this offering. Our only sources for cash at this time are investments by shareholders in our company and cash advances from our sole director Ms. Iryna Antaniuk. There is no assurance that any additional financing will be available or if available, on terms that will be acceptable to us. Failure to raise additional financing will cause us to go out of business.  If this happens, you could lose all or part of your investment.

July-September, 2012: Commence Marketing Campaign. Estimated cost $7,000.

We intend to use marketing strategies, such as web advertisements, direct mailing, and phone calls to acquire potential customers. We also  expect  to get  new  clients  from  "word  of  mouth" advertising  where our new  clients will  refer  their  colleagues to us.

We also plan to attend shows and exhibitions in computer graphics and 3D industries, which help advertising agencies, medical and industrial companies, product based manufacturers and interior/exterior designers, architects, scientists, artists and various sectors which have need of three-dimensional computer animation services in Poland come face to face and find new business opportunities and partners. We intend to spend about $7,000 on marketing efforts during the first year. Marketing is an ongoing matter that will continue during the life of our operations.

October-December, 2012: Develop Website. Estimated Cost $3,000.

By October of 2012, assuming available recourses and company growth as planned we intend to begin developing our website.  Our director, Ms. Antaniuk will be in charge of registering our web domain. Once we register our web domain, we plan to hire a web designer to help us design and develop our website. We do not have any written agreements with any web designers at current time.  The website development costs, including site design and implementation will be approximately $3,000.  Updating and improving our website will continue throughout the lifetime of our operations.

December, 2012-April, 2013: Hire Part-Time 3D Animation Specialist. Estimated Cost $5,000

Initially, our director will look for potential customers in 3D animation industry. We intend to use marketing strategies, such as direct mailing, phone calls and e-mails to potential customers. Once we begin to execute service agreements, have office set up and have funds available for growth we may hire one part-time 3D animation specialist with good knowledge and broad connections to the 3D industry. This individual will be an independent contractor compensated solely in the form of commissions, calculated as a percentage of net profits generated from execution of service agreements.

We therefore expect to incur the following costs in the next 12 months in connection with our business operations:

Marketing costs $    7,000

Website development costs      3,000

Commissions of PT 3D Specialist     5,000

Estimated cost of this offering      8,000

Costs associated with being a publicly reporting company 7,000

Total  $30,000 “

Also, we discussed in detail the business activities that we have undertaken to date to secure the service agreement with Paliwa Spolka z. o. o. and disclosed the received revenues of $2,450:

“As of May 11, 2012 the following work was commenced pursuant to the service agreement:

1. Paliwa Spolka z.o.o.’s project requirements along with necessary documents and preferences were determined;

2. A preliminary study of the building design concepts was conducted;

3. Illustrations and other materials to show the suggested interior and exterior design options and AutoCAD layouts were prepared;

4. First draft of beta architectural 3D still images and renderings was sent to customer for approval and checking;

Currently, further work is being done to fully commence the work pursuant to the signed service agreement.”

Risk Factors, page 7

6. SEC Comment:  Please add a separate risk factor highlighting that your stock is not registered under the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act. Please make similar revisions to the disclosure under “Reports to Security Holders” on page 27.

Response: In response to this comment we added a risk factor to page 10 of the prospectus:

“FOLLOWING THE EFFECTIVE DATE OF OUR REGISTRATION STATEMENT, OF WHICH THIS PROSPECTUS IS A PART, WE WILL BE SUBJECT TO THE PERIODIC REPORTING REQUIREMENTS OF SECTION 15(D) OF THE EXCHANGE ACT THAT WILL REQUIRE US TO INCURE AUDIT FEES AND LEGAL FEES IN CONNECTION WITH THE PREPARATION OF SUCH REPORTS. THESE ADDITIONAL COSTS COULD REDUCE OR ELIMINATE OUR ABILITY TO EARN A PROFIT.

Following the effective date of our registration statement of which this prospectus is a part, we will be required to file periodic reports with the SEC pursuant to the Exchange Act and the rules and regulations promulgated thereunder. In order to comply with these requirements, our independent registered public accounting firm will have to review our financial statements on a quarterly basis and audit our financial statements on an annual basis. Moreover, our legal counsel will have to review and assist in the preparation of such reports. The costs charged by these professionals for such services cannot be accurately predicted at this time because factors such as the number and type of transactions that we engage in and the complexity of our reports cannot be determined at this time and will have a major affect on the amount of time to be spent by our auditors and attorneys. However, the incurrence of such costs will obviously be an expense to our operations and thus have a negative effect on our ability to meet our overhead requirements and earn a profit. We may be exposed to potential risks resulting from any new requirements under Section 404 of the Sarbanes-Oxley Act of 2002. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our common stock, if a market ever develops, could drop significantly.”

7. SEC Comment: We note that you have not assessed the effectiveness of your internal controls over financial reporting. In addition, you will not be required to provide management’s report on the effectives of your internal controls over financial reporting until your second annual report, and you will be exempt from the auditor attestation requirements concerning any such report so long as you are smaller reporting company. Please add a risk factor or risk factors addressing the associated risks.

Response: In response to this comment the company added the required risk factor to page 8 of the prospectus:

“WE MAY BE EXPOSED TO POTENTIAL RISKS RESULTING FROM NEW REQUIREMENTS UNDER SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002.

Upon the effectiveness of our registration statement, we will be newly public company.  We will not need to comply with Section 404 of the Sarbanes-Oxley Act until we file our second annual report with the SEC.  However, we will need to include a statement in our first annual report and we must indicate that the annual report does not include either a management’s report on internal control or auditor attestation of internal control.

We have not yet completed our assessment of the effectiveness of our internal control over financial reporting, and we expect to incur additional expenses and diversion of management’s time as a result of performing the system and process evaluation, testing and remediation required in order for us and our auditors to comply with the auditor attestation requirements.”

“Because our sole director and officer has other business interests…”, page 9

8. SEC Comment: We note that Ms. Antaniuk currently operates a separate computer graphics studio. Please address in this risk factor how Ms. Antaniuk will determine which entity – her studio or the company – will receive a particular business opportunity.

Response: In response to the comment the company added a separate risk factor addressing how Ms. Antaniuk will determine which entity – her studio or the company – will receive a particular business opportunity. Please refer to page 9 of the prospectus:

“BECAUSE OUR SOLE DIRECTOR HAS AN INTEREST IN A COMPANY INVOLVED IN THE SAME INDUSTRY, THERE IS A POTENTIAL CONFLICT OF INTEREST, INCLUDING THE AMOUNT OF TIME SHE IS ABLE TO DEDICATE TO FLUX TECHNOLOGIES, CORP. AND ITS BUSINESS.

Our sole director Ms. Antaniuk is associated with another company that is engaged in business activities similar to those conducted by us. Ms. Antaniuk is owner of computer graphics studio GRAFIK KOMPUTEROWY MIR Sp. z.o.o.  working as a freelance computer graphics designer and consultant.   GRAFIK KOMPUTEROWY MIR Sp. z.o.o.  is not an affiliate of Flux Technologies, Corp. Potential conflict of interest may arise in future that may cause our business to fail, including the amount of time she is able to dedicate to our business as well as additional conflict of interests over opportunities presented to our sole director during the performance of her duties. Flux does not currently have a right of first refusal pertaining to opportunities that come to management's attention where the opportunity may relate to Flux's proposed business operations.”

Exhibit 5.1

9. SEC Comment: We note the statements in the seventh paragraph of the legality opinion that it “may not be relied upon for any other purpose” or “ quoted circulated or referred to in any other document for any other purpose” without the prior written consent of the counsel. Please obtain and file a revised legal opinion that does not include any implication that investors are not entitled to rely on the opinion. Refer to Section II.B.3.d. of Staff Legal Bulletin No. 19.

Response: In response to the comment the company obtained and filed a revised legal opinion.

Please direct any further comments or questions you may have to company at fluxtechcorp@gmail.com.

Thank you.

Sincerely,

/S/ Iryna Antaniuk

Iryna Antaniuk, President